SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	001-15070
FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 75886X108
CUSIP NUMBER

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

RegeneRx Biopharmaceuticals, Inc.

Address of Principal Executive Office (Street and Number)

15245 Shady Grove Road, Suite 470

City, State and Zip Code

Rockville, MD 20850

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Beginning in late 2011, RegeneRx Biopharmaceuticals, Inc. (the “Company”) began implementing a number of cost-saving measures to conserve capital resources and maintain a minimal level of operations, while seeking to receive additional funding and/or complete a strategic transaction. To that end, the Company has greatly reduced salaries and work schedules of its employees and has continued to seek additional funding sources. The Company conducted minimal operations in 2012 with the primary focus on research and development work under a National Institutes of Health grant. In October 2012, the Company raised $300,000 through the issuance of debt securities and this money, plus grant reimbursement, funded the Company’s operations through the first quarter of 2013. The Company closed on another small debt offering in late March 2013 and intends to file its Annual Report on Form 10-K on or before April 16, 2013, the deadline for the filing of the report, as extended by the filing of this notice.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JJ Finkelstein, President and Chief Executive Officer	(301)	208-9191
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the year ended December 31, 2012 were $1.3 million, compared with $1.5 million for the year ended December 31, 2011. Research and development expenses for 2012 were $1.2 million, compared with $5.1 million for 2011. General and administrative expenses for 2012 were $1.1 million, compared with $2.5 million for 2011. Total operating expenses for 2012 were $2.3 million, compared with $7.5 million for 2011. Operating loss for 2012 was $1.0 million, compared with operating loss of $6.0 million for 2011. Net loss for 2012 was $1.0 million, or $0.01 per share, compared with $6.0 million for 2011, or $0.07 per share.

RegeneRx Biopharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 2, 2013	By /s/ JJ Finkelstein
JJ Finkelstein, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.